SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

NCI, INC.

(Name of Subject Company)

NCI, INC.

(Name of Person(s) Filing Statement)

Class A Common Stock,	Class B Common Stock,
$0.019 par value per share	$0.019 par value per share
(Title or Class of Securities)	(Title or Class of Securities)

62886K104	None
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

Michele R. Cappello

General Counsel and Corporate Secretary

NCI, Inc.

11730 Plaza America Drive

Reston, VA 20190-4764

(703) 707-6900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With Copies to:

Deyan Spiridonov, Esq.

Paul Hastings LLP

4747 Executive Drive, Twelfth Floor

San Diego, California 92121

(858) 458-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on July 17, 2017 with the Securities and Exchange Commission by NCI, Inc., a Delaware corporation (“NCI” or the “Company”), relating to the tender offer made by Cloud Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Cloud Intermediate Holdings, LLC, a Delaware limited liability company, to acquire all of the outstanding shares of NCI’s Class A common stock, par value $0.019 per share (the “Class A Shares”), and NCI’s Class B common stock, par value $0.019 per share (the “Class B Shares”, together with the Class A Shares, the “Shares”), at a price of $20.00 per Share, without interest, and subject to deduction for any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated July 17, 2017, and the related Letter of Transmittal.

This Amendment is being filed to reflect certain updates as set forth below. Except as otherwise indicated, the information set forth in the original Schedule 14D-9, which is incorporated herein by reference, remains unchanged. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Schedule 14D-9.

Item 8. Additional Information

Item 8 under the heading “Regulatory Approvals” is hereby amended and supplemented by replacing such section in its entirety as follows:

The Offer is conditioned upon, among other things, satisfaction of the condition that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated, with respect to the Offer. Under the HSR Act and the rules promulgated thereunder, the purchase of the Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing of Notification and Report Forms by Parent and NCI with the Premerger Notification Office of the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (“Antitrust Division”), unless (i) the FTC or the Antitrust Division issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the parties have substantially complied with such request, or (ii) early termination of the waiting period is granted.

NCI and Parent each filed a Premerger Notification Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of the Shares in the Offer on July 17, 2017. The request for early termination of the waiting period was granted effective on July 27, 2017. Accordingly, the condition to the Offer requiring that any applicable waiting period under the HSR Act shall have expired or been terminated has been satisfied. Except as set forth in this Schedule 14D-9, the Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.

Even though the requisite waiting period under the HSR Act has been terminated, at any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take any action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking disposition of the Shares so acquired or divestiture of substantial assets of Parent, Purchaser and or NCI or any of their respective subsidiaries or affiliates. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. Neither NCI nor Parent is aware of any foreign antitrust filings or approvals of foreign government agencies that are necessary for Parent’s or Purchaser’s acquisition or ownership of the Shares. NCI does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Item 9. Exhibits

Item 9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(H)	Press Release, dated July 31, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2017	NCI, Inc.

	By:	/s/ Paul A. Dillahay
	Name:	Paul A. Dillahay
	Title:	Chief Executive Officer and President